CAESARS ACQUISITION COMPANY

One Caesars Palace Drive

Las Vegas, Nevada 89109

May 29, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jaime John, Accounting Branch Chief

Re:	Caesars Acquisition Company

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 16, 2015

Form 10-Q for the Quarterly Period Ended March 31, 2015

Filed May 11, 2015

File No. 1-36207

Dear Ms. John:

This letter responds to the comment letter (the “Comment Letter”) dated May 26, 2015 regarding the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 of Caesars Acquisition Company (the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comment in bold type and have followed the comment with the Company’s response.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Note 7 – Litigation, page 13

1.	We note in your responses to prior comments 5 and 6 that you are unable to estimate a range of reasonably possible losses. However, the disclosure included on pages 14 and 16 indicates that you cannot provide assurance of the range of potential losses. Please revise your disclosure in future filings to clearly indicate that you cannot estimate a range of reasonably possible losses.

In future filings, the Company will clearly indicate that it cannot estimate a range of reasonably possible losses.

*  *  *  *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

May 29, 2015

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (702) 407-6000. Written correspondence to the Company may be directed to my attention at One Caesars Palace Drive, Las Vegas, Nevada.

Sincerely,

/s/ Craig Abrahams

Craig Abrahams
Chief Financial Officer

cc:	Mitch Garber, Caesars Acquisition Company

Michael D. Cohen, Caesars Acquisition Company

Michael A. Treska, Latham & Watkins LLP

Christopher Harris, Latham & Watkins LLP